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	May 26, 2021	SHANGHAI
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VIA EDGAR

Thomas Jones
Erin Purnell

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Amendment No. 1 to Registration Statement on Form S-4 Filed May 7, 2021 File No. 333-254743

Dear Sir or Madam:

On behalf of FREYR Battery (the “Company” or “we”), we have filed today the above Registration Statement on Form S-4/A (the “Amendment No. 2 to Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated May 20, 2021, concerning the above Registration Statement on Form S-4 submitted on May 7, 2021 (the “Amendment No. 1 to Registration Statement”).

The changes reflected in the Amendment No. 2 to Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amendment No. 2 to Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Amendment No. 1 to Registration Statement.

U.S. Securities and Exchange Commission

May 26, 2021

Interests of Alussa Directors and Officers in the Business Combination, page 33

1.	Regarding comment 4 of our March 15, 2021 letter, please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in this section.

In response to the Staff’s comment, the Company has filled in missing information throughout the proxy statement/prospectus to the extent that it is known, including the amounts in this section.

Certain Projections Provided to the Alussa Board, page 135

2.	We note your disclosure on page 135 that the financial projections are based on FREYR’s estimates of plant capacity, capital expenditures and target operational start. Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable.

In response to the Staff’s comment, the Company has revised its disclosure on page 136 of Amendment No. 2 to Registration Statement to provide the following details on FREYR’s estimates of its plant capacity, capital expenditures and target operational start:

“FREYR developed the plant capacity estimates based on assumed offtake/customer demand, estimated output of machinery and optimizing the space available at the Mo Industripark location. The capital expenditures were estimated based on prior costs of manufacturing machinery for battery cell production using 24M technology and benchmarked estimates for cost of construction of industrial buildings in Norway. FREYR developed target operational start-up based on estimated construction periods using prior manufacturing time(s) of equipment for cell production with 24M technology and construction time for industrial buildings in Norway.”

In addition, the Company has disclosed the following assumptions considered in the development of the financial projections in this section:

“The following assumptions were considered to develop the financial projections summarized above:

●	FREYR is targeting 83 GWh per year of battery cell manufacturing nominal capacity, based on a combination of NMC and LFP battery chemistry, in Norway or other Nordic countries from an estimated eight company-owned or joint venture Gigafactories by 2028.

●	The Customer Qualification Plant is projected as FREYR’s first production facility in Mo i Rana, providing a platform to optimize and industrialize 24M’s technology, produce sample battery cells for customer qualification and product certification, and secure offtake from OEM, ESS and other mobility customers, among other functions.

●	The timing and size of the planned Gigafactories is based in part on the projected level of offtake commitments from potential future customers that have completed the qualification and certification process of FREYR’s battery cells. FREYR’s gating decision to move forward on capital commitments for each Gigafactory is based in part on FREYR, as a matter of policy, having entered into off-take agreements with customers that represent at least 50% of the capacity for each of the first three years of any such Gigafactory’s operation.

●	FREYR has signed a letter of intent to lease space at Mo Industripark AS, which provides a binding offer to lease certain areas to develop a Customer Qualification Plant (which expires June 30, 2021), an exclusive right for FREYR to lease and develop a second operational area and a first right of refusal for a third operational area (which expires on June 30, 2022).

●	The financial projections assume a 50% uptime for each Gigafactory in the first year of operation as FREYR optimizes technology and production processes, with rates normalizing to 80% uptime levels thereafter.”

Finally, the Company has revised its disclosure to cross-reference the sections titled “Information about FREYR — Development Plan” and “FREYR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Operating Results” which provide additional details regarding the estimates, assumptions and other relevant market data that might ultimately impact the financial projections.

U.S. Securities and Exchange Commission

May 26, 2021

*     *     *

Please contact me at +44 20 7519-7289 should you require further information.

Very truly yours,

/s/ Denis Klimentchenko
Denis Klimentchenko

cc:	Daniel Barcelo

Alussa Energy Acquisition Corp.

cc:	Maurice Dijols

FREYR Battery

cc:	Danny Tricot

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Mark C. Solakian, Mark B. Baudler, Steven V. Bernard, Jennifer Fang and Kenisha D. Nicholson

Wilson Sonsini Goodrich & Rosati